==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                             Arch Capital Group Ltd.
            --------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    011576290
                ------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------


                             Richard M. Levine, Esq.
                             Hellman & Friedman LLC
                         One Maritime Plaza, Suite 1200
                         San Francisco, California 94111
                                 (415) 788-5111
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)
       ------------------------------------------------------------------

       ------------------------------------------------------------------
                                 With a copy to:
       ------------------------------------------------------------------

                           Patricia A. Vlahakis, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


                                February 28, 2003
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 12 Pages

 ==============================================================================

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 2 of 11 Pages
-----------------------                                   ---------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      HFCP IV (BERMUDA), L.P.
                      I.R.S. IDENTIFICATION NO. 94-3410224
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         11,569,858*

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         11,569,858*

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          11,569,858*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    30.6%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------



--------------------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.
** Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 3 of 12 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      H&F INTERNATIONAL PARTNERS IV-A (BERMUDA), L.P.
                      I.R.S. IDENTIFICATION NO. 94-3410226
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         1,898,926*

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         1,898,926*

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,898,926*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.5%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------



--------------------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.
** Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 4 of 12 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      H&F INTERNATIONAL PARTNERS IV-B (BERMUDA), L.P.
                      I.R.S. IDENTIFICATION NO. 94-3410228
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         627,287*

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         627,287*

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          627,287*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.2%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------



--------------------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.
** Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 5 of 12 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      H&F EXECUTIVE FUND IV (BERMUDA), L.P.
                      I.R.S. IDENTIFICATION NO. 94-3410229
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         260,761*

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         260,761*

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          260,761*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------


--------------------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.
** Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 6 of 12 Pages
-----------------------                                   ---------------------
--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        H&F INVESTORS IV (BERMUDA), L.P.
                        I.R.S. IDENTIFICATION NO. 94-3410230
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         14,356,832*

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         14,356,832*

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          14,356,832*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    35.6%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------



--------------------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.
** Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person.

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 7 of 12 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    H&F CORPORATE INVESTORS IV (BERMUDA) LTD.
                    I.R.S. IDENTIFICATION NO. 94-3410238

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
   3          SEC USE ONLY                                               [ ]
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    BERMUDA
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         14,356,832*

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
              ------------------------------------------------------------------
  OWNED BY         SOLE DISPOSITIVE POWER
                         14,356,832*

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          14,356,832*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    35.6%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------



--------------------------------
* Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.
** Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 8 of 12 Pages
-----------------------                                   ---------------------


            Reference is made to the Statement on Schedule 13D filed on November 30, 2001, as amended by Amendment No. 1, filed September 23, 2002, and Amendment No. 2, filed December 18, 2002, thereto (as so amended, the "Schedule 13D"), on behalf of HFCP IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFCP IV Bermuda"), H&F International Partners IV-A (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFIP IV-A Bermuda"), H&F International Partners IV-B (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFIP IV-B Bermuda"), H&F Executive Fund IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFEF IV Bermuda", and together with HFCP IV Bermuda, HFIP IV-A Bermuda and HFIP IV-B Bermuda, the "Investors"), H&F Investors IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda ("HFI IV Bermuda") and H&F Corporate Investors IV (Bermuda) Ltd., a company organized under the laws of Bermuda ("HFCI IV Bermuda"). The Investors, together with HFI IV Bermuda and HFCI IV Bermuda are referred to herein as the "Reporting Persons". All capitalized terms used without definition in this Amendment No. 3 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

            This Amendment No. 3 to Schedule 13D amends the Schedule 13D as follows.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

            The total amount of funds that will be required by the Investors to purchase the Common Shares and Preference Shares as described under Item 4 below will be furnished from the committed capital of the Investors.

ITEM 4.     PURPOSES OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

            On February 28, 2003, the Investors entered into a letter agreement (the "Letter Agreement") with Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employees' Securities Company, L.P. and Marsh & McLennan Risk Capital Holdings Ltd. (collectively, the "Sellers") pursuant to which the Investors agreed to purchase from the Sellers, and the Sellers agreed to sell to the Investors, an aggregate of 1,131,065 Preference Shares and 488,935 Common Shares, for aggregate consideration of $50,220,000. The transaction contemplated by the Letter Agreement is scheduled to be completed on March 20, 2003.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 9 of 12 Pages
-----------------------                                   ---------------------

(a) The Reporting Persons beneficially own Common Shares of the Company by virtue of their ownership of an aggregate of 1,605,912 Common Shares (which include an aggregate of 3,688 Common Shares issued to John L. Bunce, Jr. and David Tunnell, each of whom is an affiliate of the Reporting Persons, in consideration of their service as directors of the Company, which Common Shares are held for the benefit of the Reporting Persons), of an aggregate of 12,745,820 Preference Shares, which are convertible into Common Shares as described under Item 4, and of options to purchase an aggregate of 5,100 Common Shares, which options were issued to Messrs. Bunce and Tunnell, in consideration of their service as directors of the Company, which options are held for the benefit of the Reporting Persons. As of February 28, 2002, the Investors collectively beneficially owned an aggregate of 14,356,832 Common Shares, assuming the full conversion of the Preference Shares into Common Shares and the full exercise of the options to purchase Common Shares. By reason of their relationships with the Investors, under Rule 13d-3 under the Exchange Act, each of HFCI IV Bermuda and HFI IV Bermuda may be deemed to own beneficially all of the Common Shares that are beneficially owned by the Investors.

     Assuming the full conversion of the Preference Shares into Common Shares and the full exercise of the options to purchase Common Shares, as of February 28, 2002, the 14,356,832 Common Shares collectively beneficially owned by the Reporting Persons would represent approximately 35.6% of the outstanding Common Shares, after giving effect to the new issuance of Common Shares upon the full conversion of the Preference Shares into Common Shares, the full exercise of all options to purchase Common Shares and based on the 27,586,184 Common Shares outstanding as of September 30, 2002 as set forth in the Company's Form 10-Q for the quarter then ended.

(b) The Investors collectively have beneficial ownership of 14,356,832 Common Shares, assuming the full conversion of the Preference Shares into Common Shares and the full exercise of the options to purchase Common Shares. Of these Common Shares, 12,745,820 Common Shares are represented by 12,745,820 Preference Shares, which even if not converted into Common Shares would in the aggregate be entitled to the voting power equivalent to 12,745,820 Common Shares. Each Investor exercises voting power and dispositive power over its holdings of such shares through its respective general partner, which, in turn, acts through its respective general partner.

(c) See Item 4 above. On January 1, 2003, each of Mr. Bunce and Mr. Tunnell, in consideration of his service as a director of the Company, was granted options to purchase 1,500 Common Shares at a per share price of $30.665, which options expire on January 1, 2013. Except as otherwise described herein, during the last sixty days there were no transactions effected by the Reporting Persons or by any of the persons set forth on Schedule I hereto.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Common Shares and the Preference Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares or Preference Shares.

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 10 of 12 Pages
-----------------------                                   ---------------------

(e)  Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

            5. Letter Agreement, dated as of February 28, 2003, by and among HFCP IV (Bermuda), L.P., H&F International Partners IV-A (Bermuda), L.P., H&F International Partners IV-B (Bermuda), L.P., H&F Executive Fund IV (Bermuda), L.P., Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employees' Securities Company, L.P. and Marsh & McLennan Risk Capital Holdings Ltd.

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 11 of 12 Pages
-----------------------                                   ---------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated:  March 3, 2003



                              HFCP IV (BERMUDA), L.P.

                                 By:  H&F Investors IV (Bermuda), L.P.,
                                    its General Partner

                                    By:  H&F Corporate Investors IV (Bermuda)
                                       Ltd.,
                                       its General Partner

                                       By: /s/ Georgia Lee
                                          -------------------------------
                                          Name:  Georgia Lee
                                          Title: Vice President and
                                                 Treasurer


                              H&F INTERNATIONAL PARTNERS IV-A (BERMUDA), L.P.

                                 By:  H&F Investors IV (Bermuda), L.P.,
                                    its General Partner

                                    By:  H&F Corporate Investors IV (Bermuda)
                                       Ltd., its General Partner

                                       By: /s/ Georgia Lee
                                          -------------------------------
                                          Name:  Georgia Lee
                                          Title: Vice President and
                                                 Treasurer


                              H&F INTERNATIONAL PARTNERS IV-B (BERMUDA), L.P.

                                 By:  H&F Investors IV (Bermuda), L.P.,
                                    its General Partner

                                    By:  H&F Corporate Investors IV (Bermuda)
                                         Ltd., its General Partner

                                       By: /s/ Georgia Lee
                                          -------------------------------
                                          Name:  Georgia Lee
                                          Title:    Vice President and
                                          Treasurer

-----------------------                                   ---------------------
 CUSIP No. 011576290             SCHEDULE 13D/A            Page 12 of 12 Pages
-----------------------                                   ---------------------

                              H&F EXECUTIVE FUND IV(BERMUDA), L.P.

                                 By:  H&F Investors IV (Bermuda), L.P.,
                                      its General Partner

                                    By:  H&F Corporate Investors IV (Bermuda)
                                         Ltd., its General Partner

                                       By: /s/ Georgia Lee
                                          -------------------------------
                                          Name:  Georgia Lee
                                          Title: Vice President and
                                                 Treasurer


                              H&F INVESTORS IV (BERMUDA), L.P.

                                 By:  H&F Corporate Investors IV (Bermuda)
                                      Ltd.,
                                    its General Partner

                                       By: /s/ Georgia Lee
                                          -------------------------------
                                          Name:  Georgia Lee
                                          Title: Vice President and
                                                 Treasurer


                              H&F CORPORATE INVESTORS IV (BERMUDA) LTD.


                              By: /s/ Georgia Lee
                                  -------------------------------
                                  Name:  Georgia Lee
                                  Title: Vice President and Treasurer